Exhibit (a)(1)(ii)

March 24, 2009

Dear Fellow Domino’s Pizza Stock Option Holder:

It gives me great pleasure to announce the following news! Domino’s Pizza is launching an innovative stock option exchange program, where DPZ is offering to exchange certain “underwater” options (meaning that the option strike price is currently significantly higher than the trading price of DPZ stock) for new replacement options at a lower strike price, at a ratio of less than one-to-one. This will apply to both vested and unvested eligible options.

This is a voluntary program for all eligible team members with stock options granted on or after July 13, 2004 with a strike price above $10.00 per share. You may elect whether to participate in the exchange; however, if you choose to participate, you must exchange all eligible options.

I believe that this exchange offer will restore the intended purpose of our equity incentive program, and ultimately create value for DPZ shareholders. The exchange offer will also provide Domino’s Pizza with additional shares for granting future equity awards.

Please review all the attached documents carefully to ensure you understand all the important elements the plan includes…and the benefits you and your family may derive from this exciting opportunity.

With my thanks,

Domino’s Pizza Stock Option Exchange Program

We make no recommendations as to whether you should participate in the stock option exchange program, and recommend that you consult with your own advisors regarding your decision.

The materials describing the stock option exchange program (the “Exchange Offer”), your stock options that are eligible under the Exchange Offer (“Eligible Options”) and the election form needed to participate in the Exchange Offer are posted on a secure, external website (the “Offer Website”) at https://dominos.equitybenefits.com (which may be accessed both inside and outside of Domino’s). In order to participate in the Exchange Offer, you must do so through the Offer Website. If you do not respond to the Exchange Offer, your Eligible Options will not be exchanged and you will not participate in the Exchange Offer.

The Offer Website displays the following information on an eligible option-by-option basis:

•	Grant Date

•	Expiration Date

•	Option Strike Price

•	Outstanding Options

•	Vested Options

•	Unvested Options

In order to log onto the Offer Website you must enter a user name (your employee ID) and a password (the last 4 digits of your social security number). If you do not have a social security number, please use the MMYYYY of your birth. For example, if you were born in March of 1970 your password would be 031970. You will be required to change your password as soon as you log on and before you can access secure data.

Once you have logged onto the Offer Website, you may select “Make an Election” to view the Election Information page, which contains detailed information about your Eligible Options. You have the choice to click on the circle next to “Yes, I want to exchange my eligible stock options” to participate in the offer or “No, I do not want to exchange my eligible stock options” to decline the offer. If you select “Yes, I want to exchange my eligible stock options,” after reviewing your election you will need to click on “Proceed to Confirmation”. You will then go to the “Agreement to Terms of the Offer” where you will select the “I agree” tab. Once you’ve completed the above steps, please be sure to print your election confirmation.

The Exchange Offer is open until 12:00 p.m., Eastern Daylight Time, on Monday, May 4, 2009 (unless Domino’s Pizza decides to extend the offer) and is subject to numerous terms and conditions, which are described in the documents posted on the Offer Website.

Domino’s Pizza will make computer and internet access available at office locations to those employees without internet access. If you are not able to submit your election electronically via the Offer Website as a result of technical failures, such as the Offer Website being unavailable or not accepting your election please email optionexchange@dominos.com or call Meghan Vesey at 734-930-3989 or Joseph Abraham at 734-930-3571.

All questions about the 2004 Plan or the Exchange Offer or requests for assistance or for additional copies of any offering materials, should be made by email to optionexchange@dominos.com.